

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

<u>Via E-mail</u>
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

> **Re: Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2012**
> **Filed January 29, 2013**
> **File No. 001-11749**

Dear Mr. Sustana:

    We have reviewed your response letter dated June 21, 2013, and have the following comments.

<u>17. Supplemental Financial Information, page 126</u>

1.   In response to comment one in our letter dated May 9, 2013, you noted that you intend to address the errors you have identified in all of your comment letters, including your letter dated June 21, 2013, beginning with your second quarter Form 10-Q and to also provide investors with the revised disclosures and presentation for the Supplemental Financial Information in Note 17 to your fiscal year 2012 Form 10-K. Considering the significant number of errors you have identified throughout the comment process thus far and the magnitude of the errors to the condensed consolidating balance sheets and statements of cash flows, it would appear that an amendment to your fiscal year 2012 Form 10-K is warranted to restate Note 17. Therefore, please amend your Form 10-K accordingly. Further, please restate Note 17 to your first quarter of fiscal year 2013 Form 10-Q to correct the corresponding errors. We remind you that when you file your amended fiscal year 2012 Form 10-K and subsequent Form 10-Q, you should appropriately consider the following:

- If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
- Please tell us when you will file your amended and restated Form 10-K and Forms 10-Q. We remind you that when you file your amended Form 10-K and Forms 10-Q you should appropriately address the following:
    - o An explanatory paragraph at the beginning of the document explaining why you are amending the document;
    - o An explanatory paragraph in the reissued audit opinion;

- o Full compliance with paragraphs ASC 250-10-45-22 – 45-24 and 250-10-50-7 – 50-10;
  - o Label the appropriate footnotes as restated;
  - o Updated Item 9A disclosures in your Form 10-K and Item 4 disclosures in your Forms 10-Q should include the following:
    - A discussion of the amendment and restated footnotes along with the facts and circumstances surrounding it;
    - How the amendment and restated footnotes impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting;
    - Changes to internal control over financial reporting; and
    - Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future material deficiencies and misstatements of a similar nature.
  - o Refer to Items 307 and 308 of Regulation S-K.
- Updated reports from management and your independent auditors regarding your internal control over financial reporting.
- Include all updated certifications that refer to the amended filings.

2. We note your response to the 7th bullet of comment one in our letter dated June 14, 2013. Similar to separately presenting the payment of the dividend within financing activities for the Guarantor Subsidiaries, the return of investment in subsidiaries should be separately presented from the changes in intercompany receivables for the Parent. Please ensure that you appropriately reflect this transaction in the Parent column in the restated fiscal year 2011 condensed consolidating statement of cash flows included in the amended fiscal year 2012 Form 10-K.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        David W. Bernstein, Esq.
        K&L Gates LLP